UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission file number 1-6196

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Piedmont Natural Gas Company, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Duke Energy Corporation

550 South Tryon Street

Charlotte, North Carolina 28202-1803

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements	4 – 11

Supplemental Schedule as of December 31, 2016

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	12

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation Charlotte, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of the Piedmont Natural Gas Company, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year then ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP Houston, Texas June 27, 2017

3

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Participant-directed investments, at fair value	$250,930,902	$235,666,459
Receivable—participant loans	5,774,819	6,523,674
Cash	—	3

Net assets available for benefits	$256,705,721	$242,190,136

The accompanying notes are an integral part of the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,133,812
Interest, dividends and other	2,507,188

Total investment income	18,641,000

Interest income on participant notes receivable	326,755

Contributions:
Employer	6,919,014
Participant	10,839,845
Participant rollovers	487,788

Total contributions	18,246,647

Distributions:
Benefits paid to participants	(22,365,020)
Expenses	(333,797)

Total distributions	(22,698,817)

Net increase	14,515,585
Net assets available for benefits:
Beginning of year	242,190,136

End of year	$256,705,721

The accompanying notes are an integral part of the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan sponsored by the Company providing benefits to participating employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan).

Employees become eligible to participate in the Plan after they have completed thirty days of continuous service with the Company and have attained age 18. The Plan is administered by the Duke Energy Benefits Committee (“Benefits Committee” or “Plan Administrator”). Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 3, 2016, the acquisition of the Company by Duke Energy Corporation (“Duke Energy”) and its affiliates was consummated. Under the terms of the Merger Agreement, each share of Piedmont common stock issued and outstanding immediately prior to the closing (other than shares owned by Duke Energy or its wholly owned subsidiaries) was converted automatically into the right to receive $60 in cash per share, without interest, less any applicable withholding taxes. As a result of the merger, the legacy Piedmont common stock outstanding was canceled, and Piedmont’s common stock was delisted from the NYSE.

Contributions: Employees are able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. Employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. The Company automatically enrolls all newly eligible employees in the Plan at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan trustee. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the trustee. If the employee does not make an investment election, employee contributions and matches are automatically invested in designated Qualified Default Investment Alternative (QDIA) funds. Prior to the transaction with Duke Energy, participants were able to invest in Company common stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the year ended December 31, 2016. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments, and allocations of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds and two collective investment trust funds as investment options for participants.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 1. Description of the Plan (Continued)

Vesting: All participant contributions and earnings thereon are fully vested and non-forfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans must be entirely repaid within 5 years unless the loan is for the purchase of a primary residence. Effective September 2014, the loan policy was amended to allow for only one loan to be outstanding at a time. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on loans ranged from 5.25% to 6.77% at December 31, 2016.

Payment of benefits: The Plan allows distributions for retirement, long-term disability, termination of employment, hardship or death. The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan.

The Plan was amended on December 15, 2014 to allow for Age 59  1⁄2 in-service withdrawals, effective January 1, 2015.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements.

The Plan utilizes market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. The Plan primarily applies the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

In the 2015 financial statements, the Wells Fargo Stable Return Fund was shown at fair value with an adjustment to contract value on the face of the financial statements. This fund is now shown at its net asset value, which represents its fair value, on the face of the financial statements. There was no impact to the actual value of the fund.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition (continued):

Following is a description of the valuation methodologies used for the Plan’s investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock fund: Calculated based on the closing price reported on the active market on which the securities in the fund are traded.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end.

Collective investment trust funds: Valued at NAV based on information provided by the trustee and using the audited financial statements of the collective investment trust funds at year-end.

Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that can be accessed as of the reporting date and consist of investments in common stock and mutual funds. Level 2 inputs are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by its investment advisor and custodian.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective investment trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Additionally, the Plan received revenue sharing income of $97,299 during 2016. This income is reflected as an addition to the investment return for such investments.

New accounting pronouncements: In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this Update is to simplify plan accounting.

•	The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly, there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

New accounting pronouncements (continued):

•	The amendments in Part II of this Update will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•	The amendments in Part III of this Update reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted this Update for the 2016 plan year. The impact of adopting these amendments is reflected in the financial statement disclosures.

In May 2015, the FASB issued ASU 2015-7, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). The ASU removes certain investments that are valued at their net asset value as a practical expedient from the fair value hierarchy. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The impact of adopting this ASU is reflected in the investment disclosures.

Contributions: Contributions from employees of the Plan Sponsor and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld along with the applicable matching contribution. All employee and employer contributions are participant-directed.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent notes from participants are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments to participants are recorded when paid.

Expenses: As provided by the Plan document, administrative expenses of the Plan are paid by the Plan.

Subsequent events: The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware were evaluated through the filing date of this Form 11-K.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 3. Risks and Uncertainties

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2014, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Benefits Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2013.

Note 5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Exempt Party-in-Interest Transactions

Certain plan investments are units of participation in collective investment trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $214,329 for the year ended December 31, 2016 and are included in the expenses line item in the Statement of Changes in Net Assets Available for Benefits. Additional expenses not paid to Wells Fargo include investment advisory fees and other various expenses.

At December 31, 2016 and 2015, the Plan held zero and 388,919 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $0 and $7,837,818, respectively, and fair value of $0 and $14,208,966, respectively.

Note 7. Fair Value

The investments reported in the Statement of Net Assets Available for Benefits, are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and their consideration within the fair value hierarchy levels.

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 7. Fair Value (Continued)

The following tables set forth, by level within the fair value hierarchy, the assets measured at fair value as of December 31, 2016 and 2015:

	December 31, 2016
	Quoted Prices	Significant	Significant
	in Active	Other Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments subject to the fair value hierarchy:
Mutual funds	$170,672,371	$—	$—	$170,672,371

Total investments subject to the fair value hierarchy	$170,672,371	$—	$—	170,672,371

Investments not subject to the fair value hierarchy:
Collective investment trust funds				80,258,531

Total investments, at fair value:				$250,930,902

	December 31, 2015
	Quoted Prices	Significant	Significant
	in Active	Other Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments subject to the fair value hierarchy:
Mutual funds	$152,561,598	$—	$—	$152,561,598
Common stock fund	14,208,966	—	—	14,208,966

Total investments subject to the fair value hierarchy	$166,770,564	$—	$—	166,770,564

Investments not subject to the fair value hierarchy:
Collective investment trust funds				68,895,895

Total investments, at fair value:				$235,666,459

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 8. Net Asset Value Per Share

The following table sets forth additional disclosures of the investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2016 and 2015 for the Plan:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2016
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

Collective investment trustfund-Stable	$44,683,564	$—	Daily	Written notice	12 months
Collective investment trust fund-Enhanced Stock	$35,574,967	$—	Daily	None	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2015
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period

Collective investment trustfund-Stable	$37,835,131	$—	Daily	Written notice	12 months
Collective investment trust fund-Enhanced Stock	$31,060,764	$—	Daily	None	None

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2016	2015
Net assets available for benefits as presented in these financial statements	$256,705,721	$242,190,136
Adjustment from NAV to fair value on Wells Fargo
Stable Return Fund	—	189,199

Net assets per the Form 5500	$256,705,721	$242,379,335

Piedmont Natural Gas Company, Inc. 401(k) Plan

Notes to Financial Statements

Note 9. Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2016
Total net increase per the financial statements	$14,515,585
Net adjustment from NAV to fair value on Wells Fargo Stable Return Fund	(189,199)

Total net income per the Form 5500	$14,326,386

Piedmont Natural Gas Company, Inc. 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2016

Plan #007

EIN: 56-0556998

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Wells Fargo Enhanced Stock Market Fund (N)	Collective investment trust fund, 178,351 units	$35,574,967
*	Wells Fargo Stable Return Fund (N)	Collective investment trust fund, 838,451 units	44,683,564
	American Funds Europacific Growth (A)	Mutual fund, 423,587 shares	19,078,363
	Dodge & Cox Stock Fund	Mutual fund, 146,505 shares	27,000,793
	Harbor Capital Appreciation Investment	Mutual fund, 455,694 shares	25,815,078
	JP Morgan Mid Cap Value Fund- SEL	Mutual fund, 206,499 shares	7,516,550
	Victory Munder Mid Cap Core Growth Fund (A)	Mutual fund, 388,863 shares	13,820,176
	T. Rowe Price New Horizons Fund	Mutual fund, 292,392 shares	12,675,209
	Vanguard Total Intl Stock Index Admiral	Mutual fund, 99,361 shares	9,787,070
	Victory Sycamore Small Co OPP F/C (A)	Mutual fund, 261,015 shares	11,602,103
	American Century Inflation Adjustment Bond (A)	Mutual fund, 367,026 shares	4,231,806
	Dodge & Cox Income Fund	Mutual fund, 1,971,996 shares	26,799,425
	American Balanced Fund (A)	Mutual fund, 497,614 shares	12,345,798
*	Participants	Loans to participants, at interest
		rates from 5.25% to 6.77% with
		maturities ranging from 2016
		to 2030	5,774,819

			$256,705,721

*	Represents a party-in-interest.
All investments are participant-directed; therefore cost information has not been presented.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan
(Name of Plan)

June 27, 2017	/s/ Thomas Silinski
Thomas Silinski
Vice President, Total Rewards and Human Resource
Operations